ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 Marsh Road Menlo Park, CA 94025
tel 650-614-7400 fax 650-614-7401 www.orrick.com
Louis D. Soto (650) 614-7464 lsoto@orrick.com
November 25, 2009
Perry J. Hindin
Special Counsel, Division of Corporation Finance
United States Securities and Exchange Commission
(Mail Stop 3628)
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Digital Lightwave, Inc. (“DIGL”) Schedule 13E-3 Filed on October 14, 2009 (the “Schedule 13E-3”) File No. 005-55869
Dear Mr. Hindin:
On behalf of each Filing Person named in the Schedule 13E-3, please find, as set forth below, the Filing Persons’ responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 12, 2009 (the “Staff Letter”). Concurrent with delivering this letter, the Filing Persons have filed Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”) on EDGAR. For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold before each response and we have provided a marked copy of Amendment No. 1 showing changes from the previously filed version.
Schedule 13E-3
General
1. Please file as exhibits to the Schedule 13E-3 the Notice of Merger and Appraisal Rights and the Letter of Transmittal referenced on page 2 of the Schedule 13E-3. Please refer to Item 1016(a) of Regulation M-A.
The Filing Persons note the Staff’s comments and have filed the form of Notice of Merger and Appraisal Rights and the form Letter of Transmittal as exhibits to the Schedule 13E-3.
2. The disclosure on page 3 regarding the fairness of the merger indicates that each Filing Person has concluded that the Merger is fair to the Public Stockholders of DIGL. As you know, Item 1014 of Regulation M-A requires that the Filing Persons state whether they reasonably believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Similarly, Item 1013(d) requires the discussion of the effects of the Rule 13c-3 transaction on affiliates and unaffiliated security holders. It is unclear whether the definition of Public Stockholders on page 1 is limited to only those security holders who are

Perry J. Hindin
Securities and Exchange Commission
November 25, 2009

not affiliates of the Company, as defined in Exchange Act Rule 13e-3(a)(1) or instead potentially includes affiliates of the Company other than the Filing Persons, such as certain directors and executive officers of the Company. Please either revise such definition to clarify that such term refers only to the unaffiliated security holders of DIGL, or revise the disclosure throughout the Schedule 13E-3, including the Special Factors section, to insure it complies with Items 1013 and 1014 of Regulation M-A.
The Filing Persons respectfully note the Staff’s comments and, in compliance with Items 1013 and 1014, have made, among other changes, the following revisions in Amendment No. 1:
- on page 1 have clarified in Amendment No. 1 that the term “Public Stockholders” includes all stockholders not affiliated with the Filing Persons, which includes unaffiliated security holders as well as affiliates of DIGL other than Dr. Bryan Zwan;
- on page 3 and in the Special Factors section, the Filing Persons have stated, in accordance with Item 1014 of Regulation M-A, that each Filing Person has concluded that the Merger is substantially and procedurally fair to the unaffiliated security holders; and
- on page 10 in the Special Factors section, have adjusted the language to insure that the Schedule 13E-3 compiles with Item 1013(d) of Regulation M-A by addressing the effects of the transaction on affiliates and unaffiliated security holders.
Alternatives, page 7
3. It appears that the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind the Company’s choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history. Please refer to Item 1013(c) of Regulation M-A.
The Filing Persons respectfully acknowledge the Staff’s comments and have provided expanded disclosure on page 9 of Amendment No. 1 regarding the reasons behind the Filing Persons’ decision to engage in the transaction at this time as opposed to any other time in the DIGL’s public history.
Reasons, page 7
4. We note the Filing Persons’ estimate that going private should result in savings of approximately $600,000 per year as a result of no longer being a public company. Provide a break down of the expected cost savings, to the extent possible, by quantifying the savings for each type of expense listed, i.e., audit, legal and personnel fees. Also quantify the amount of time management devotes to tasks associated with public reporting.
The Filing Persons acknowledge the Staff’s comments and have revised disclosure on page 8 of Amendment No. 1 to provide a break down of the expected costs savings.

Perry J. Hindin
Securities and Exchange Commission
November 25, 2009

Effects, page 10
5. Please revise to include a reasonably detailed discussion of both the detriments and benefits of the transaction to all affiliates, as such term is defined in Exchange Act Rule 13e-3(a)(1). Disclosure currently discloses the effects on the Filing Persons, and it is unclear whether such definition includes all affiliates of the Company. Provide similar disclosure regarding the effects of the Merger on unaffiliated security holders or clarify the definition of Public Stockholders and the reference to “stockholders of DIGL (other than Optel Acquisition)” referenced in the third paragraph on page 10 to confirm that such groups are intended to mean all unaffiliated security holders. Please see Instruction 2 to Item 1013(d) of Regulation M-A.
The Filing Persons respectfully acknowledge the Staff’s comments and have revised the disclosure on page 10 of Amendment No. 1 to clarify that the discussion of the effects of the transaction, in accordance with Item 1013(d) of Regulation M-A, includes a discussion of the impact on affiliates of DIGL, other than Dr. Bryan Zwan, and on the unaffiliated security holders of DIGL. The Filing Persons also respectfully direct the Staff to page 11 under the heading “Plans after the Merger” wherein the Filing Persons include a discussion of the potential effects on affiliates of DIGL after the Merger takes effect.
6. In addition, please revise the first paragraph on page 10 to also disclose, in dollar amounts, the effect of the Merger on the affiliates’ interest in the net book value and net earnings of the Company. Please see Instruction 3 to Item 1013(d) of Regulation M-A.
The Filing Persons note the Staff’s comments and have revised the first paragraph on page 10 of Amendment No. 1 to disclose, in dollar amounts, the effect of the Merger on the Filing Persons’ interest in the net book value and net earnings of the Company as described in Instruction 3 to Item 1013(d) of Regulation M-A.
Position of the Filing Persons as to the Fairness of the Merger, page 12
7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the Company’s fairness determination. If any factor would result in a higher per-share value, this fact must be disclosed. See Question No. 20 of the Exchange Act Release No. 34-17719 (April 13, 1981). For example, what consideration did the Filing Persons give to going-concern value?
The Filing Persons respectfully note to the Staff that the previously filed Schedule 13E-3 had addressed many of the Instruction 2 factors but in accordance with the Staff’s comments, the Filing Persons have revised Amendment No. 1 to reflect the ordering of Instruction 2 in order to highlight those factors that the Filing Persons considered material in the context of the going private transactions and to indicate those factors that are deemed to be less relevant in assessing the

Perry J. Hindin
Securities and Exchange Commission
November 25, 2009

transaction and the Filing Persons’ fairness determinations. In addition, in accordance with the Staff’s comments, the Filing Persons have included the weight they gave to the going concern value. Also, in response to the Staff’s comment related to disclosure of any factor resulting in a higher per-share value, the Filing Persons have considered the Staff’s comment but, as stated in Amendment No. 1, consider that fair value is being paid for the shares of common stock held by the Public Stockholders, and do not believe that any factor would result in a higher price for such shares.
Summary Financial Information, page 25
8. Please confirm your understanding regarding the Company’s obligation to provide updated financial information in the Schedule 13E-3 to reflect, when filed, information contained in the Company’s Form 10-Q for the fiscal period ending September 30, 2009.
The Filing Persons confirm their obligation to provide updated financial information in the Schedule 13E-3 and has reflected, on page 26 of Amendment No. 1, information from DIGL’s Form 10-Q for the fiscal period ending September 30, 2009.
9. It appears that the Company is intending to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the information statement summarized financial information required by Item 1010(c). Please revise this section to provide the information required by Item 1010(c)(4).
Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.
The Filing Persons acknowledge the Staff’s comment and have accordingly amended page 26 of Amendment No. 1 to present DIGL’s ratio of earnings to fixed charges in a manner consistent with 503(d) of Regulation S-K.

Perry J. Hindin
Securities and Exchange Commission
November 25, 2009

Please let us know if you have any questions on the foregoing.

Very truly yours,

/s/ Louis D. Soto Louis D. Soto
Orrick, Herrington & Sutcliffe LLP
cc: Al Zwan (Optel Acquisition Corp.)